

August 6, 2015

Timothy Shannon
Chief Executive Officer
Dale Jarrett Racing Adventure, Inc.
116 3rd Street NW, Suite 302
Hickory, NC 28601

Re: Dale Jarrett Racing Adventure, Inc.
　　　　Amendment No. 1 to Preliminary Proxy Statement
　　　　Filed July 28, 2015
　　　　File No. 000-27251

Dear Mr. Shannon:

　　　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.　Please refer to comment 1. Please revise to include the disclosure required by Item 14(b)(11) of Schedule 14A, including the financial information required by Rule 11-01(a)(4) of Regulation S-X, or tell us why you are not required to do so. In this regard, we note that Item 14(b)(11) is not predicated on Item 301 of Regulation S-K and your status as a smaller reporting company. In addition, please provide the disclosure required by Item 14(c) of Schedule 14A, or tell us why you are not required to do so.

Questions and Answers about the Special Meeting

What vote is required to approve the proposals?, page 9

2.　We note your disclosure that the vote required to approve both the sale of your assets and the name change is a majority of the shares present at the meeting in person or by proxy. Please tell us how you determined that this is the required vote for these matters, referring in your response to the requirements set forth in your constituent documents and the Florida Business Corporation Act, including Section 607.122 thereof.

Proposals to the Shareholders

Proposal I. Sale of Racing School Assets and Liabilities, page 10

3. Please tell us what you mean by your statements that the racing school will operate "as a private company" and will not have "the costs of being a publicly traded company." It is unclear, for example, whether such statements are intended to indicate that Dale Jarrett Racing Adventure, Inc. is engaging in a going-private transaction under Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: Zachary Walker